N E W S   R E L E A S E

                                   FIRSTCITY
                              FINANCIAL CORPORATION

                                 Suzy W. Taylor
                                  P.O. Box 105
                              Houston, Texas 77001
                                 (713) 652-1810

                FIRSTCITY FINANCIAL AND HARBOR FINANCIAL GROUP
                      SIGN DEFINITIVE AGREEMENT TO MERGE

      WACO, TEXAS, MARCH 26, 1997...FirstyCity Financial Corporation and Harbor Financial Group, Inc. jointly announced today the execution of the definitive agreement to merge the two companies. Under the terms of the agreement, FirstCity will issue 1,581,000 shares of its common stock in exchange for 100% of the outstanding capital stock of Harbor.

      The transaction is subject to approval of both companies' shareholders. FirstCity shareholders will be asked to vote on the merger at its annual shareholder meeting scheduled for May 15, 1997. The transaction is also subject to certain regulatory approvals and governmental consents. It is anticipated that the transaction will close before mid year. Upon completion of the merger, which will be treated as a pooling of interests, Harbor will operate as a wholly-owned subsidiary of FirstCity Financial.

      Harbor is the parent of Houston-based Harbor Financial Mortgage Corporation, and Dallas-based New America Financial, Inc. which are mortgage banking concerns with 680 employees in 42 locations nationwide. The companies originate and service residential loans, home improvement loans and commercial mortgages for a variety of agency and private investors. The company also provides consulting services through Hamilton, Carter, Smith & Company, an industry-leading consulting firm.

      FirstCity Financial Corporation, is a financial services company engaged in value investing through special asset acquisition, management and disposition, as well as consumer lending. Its common(FCFC) and special preferred(FCFCP) stocks are listed on the NASDAQ National Market System.